SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A



                   Under the Securities Exchange Act of 1934

                                Amendment No. 2


                                 SEPRACOR INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.10 per share
- ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  817315 10 4
                               -----------------
                                 (CUSIP Number)


                             Donna J. Roberts, Esq.
                                   Secretary
                            The Dow Chemical Company
                                2030 Dow Center
                            Midland, Michigan 48674
                                 (517) 636-1000
- ---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 June 28, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [  ].




                                  Page 1 of 6
                           Exhibit Index is at page 6

CUSIP No.  817315 10 4
___________________________________________________________________________

1)   Name of Reporting Person and its              The Dow Chemical Company
     I.R.S. Identification Number                  38-1285128
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                                     0
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                                0
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                                  0
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     0.0%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

     This Amendment No. 2 amends the Statement on Schedule 13D of The Dow Chemical Company ("Dow") dated June 2, 1993, as amended through the date hereof, with respect to the Common Stock of Sepracor Inc. (the "Issuer"). This Amendment is filed solely to reflect the fact that as of June 28, 1995, Dow no longer has any potential deemed beneficial interest in any securities of the Issuer. Pursuant to Regulation S-T Item 101(a)(2)(ii), this amendment restates the entire text of Dow's Schedule 13D, as amended. Accordingly, this Statement on Schedule 13D is hereby amended and restated to read as follows:

ITEM 1.   SECURITY AND ISSUER.
- -------   --------------------

     The securities to which this Schedule relates are shares of Common Stock, par value $.10 per share, of Sepracor Inc., a Delaware corporation (the "Issuer").

     The principal executive offices of the Issuer are located at 33 Locke Drive, Marlborough, Massachusetts 01752.

ITEM 2.   IDENTITY AND BACKGROUND.
- -------   ------------------------

     (a) - (c), (f) This Schedule is filed on behalf of The Dow Chemical Company, a Delaware corporation ("Dow"), with a principal place of business and principal office located at 2030 Dow Center, Midland, Michigan 48674. The principal business of Dow is the discovery, development, manufacturing, marketing, and sale of chemical compounds and products derived therefrom. Information as to the executive officers and directors of Dow is set forth in Exhibit 99.A hereto.

     Until June 28, 1995, Dow was the beneficial owner of approximately 71.0% of the outstanding common stock of Marion Merrell Dow Inc. ("MMD"). Dow had filed a Statement on Schedule 13D solely due to its potential deemed indirect ownership of MMD's holdings of Common Stock of the Issuer; however, Dow disclaims and has previously disclaimed beneficial ownership of such securities.

     (d) - (e) Neither Dow nor, to the knowledge of Dow, any director or executive officer of Dow has been convicted in a criminal proceeding during the last five years (excluding traffic violations and similar misdemeanors). During the last five years, neither Dow nor, to the knowledge of Dow, any director or executive officer of Dow has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
- -------   --------------------------------------------------

     Inapplicable.

ITEM 4.   PURPOSE OF TRANSACTION.
- -------   -----------------------

     The purpose for which MMD acquired its interest in the Issuer is inapplicable as to Dow. Dow has no plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
- -------   -------------------------------------

     (a) - (b) Neither Dow nor, to the knowledge of Dow, any director or executive officer of Dow beneficially owns any securities of the Issuer.

     (c) None. On June 28, 1995, Dow disposed of its ownership interest in Marion Merrell Dow Inc. ("MMD"), the direct beneficial owner of the securities previously reported in Schedule 13D filings as potentially deemed beneficially owned by Dow.

     (d)  None.

     (e) To the extent Dow may have been deemed to have any beneficial interest in the Issuer's Common Stock, such interest terminated on June 28, 1995.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
- -------   RESPECT TO SECURITIES OF THE ISSUER.
          --------------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships between Dow and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
- -------   ---------------------------------

     Exhibit 99.A Information concerning directors and executive officers of Dow.

                                   SIGNATURE
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   THE DOW CHEMICAL COMPANY



Date:  July 10, 1995             By:  /s/ Enrique C. Falla
                                    -----------------------------------
                                    Enrique C. Falla
                                    Executive Vice President
                                    and Chief Financial Officer

                                 EXHIBIT INDEX


Exhibit No.         Description                                  Page No.

     99.A      Information concerning directors and executive       N/A
               officers of Dow (incorporated by reference from Exhibit D to Amendment No. 2 to the Schedule 13D of Dow and MMD dated June 2, 1993, with respect to securities of the Issuer).